Infosys Limited

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

Proxy Form

Extraordinary General Meeting – August 3, 2013

Regd. Folio No. / DP Client ID

I/We …………………………………........... of …………………….....……….......….…… in the district of ……......……..……...........…...…… being a member / members of the Company hereby appoint ……………......…..………….....……… of ……….……………….....…………... in the district of …………………………………… or failing him / her ………..…...........…………..….of ……………………………..……… in the district of ……………………………………….…. as my / our proxy to vote for me / us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Saturday, August 3, 2013 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, and at any adjournment(s) thereof.

Signed this ………………………………… day of ………………………… 2013.

……………………………………

Signature of the member

Note : This form, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

Infosys Limited

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

Attendance Slip

Extraordinary General Meeting – August 3, 2013

Regd. Folio No. / DP Client ID

Number of shares held

certify that I am a *member / proxy for the member* of the Company.

I hereby record my presence at the Extraordinary General Meeting of the Company on Saturday, August 3, 2013 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India. …………………………………… ……………………………….

Name of the member / proxy *Signature of the member / proxy*

(in BLOCK letters)

Note : Please fill this attendance slip and hand it over at the entrance of the meeting hall.